UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 13, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

WORLD-CLASS

HOSPITALITY WITH

EASTERN CHARM

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 00670)

This interim report is printed on environmentally friendly paper.	INTERIM REPORT 2013

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) hereby presents the unaudited interim consolidated financial information of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2013 (which were reviewed and approved by the Board and the audit and risk management committee of the Company (the “Audit and Risk Management Committee”) on 30 August 2013), with comparative figures for the corresponding financial information in 2012.

The interim consolidated financial information of the Group for the six months ended 30 June 2013 is unaudited and does not necessarily indicate annual or future results.

CHINA EASTERN AIRLINES CORPORATION LIMITED

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2013

		(Unaudited)
		Six months ended 30 June
		2013	2012
	Note	RMB’000	RMB’000
			Restated*

Revenues	6	41,624,394	40,213,354
Other operating income		651,749	864,750
Operating expenses
Aircraft fuel		(14,978,528)	(14,670,924)
Gain on fair value movements of derivative financial instruments		11,646	9,847
Take-off and landing charges		(4,579,511)	(4,308,392)
Depreciation and amortization		(3,963,814)	(3,632,783)
Wages, salaries and benefits		(4,648,607)	(4,383,829)
Aircraft maintenance		(2,300,966)	(2,173,587)
Food and beverages		(1,088,806)	(953,799)
Aircraft operating lease rentals		(2,148,731)	(2,067,134)
Other operating lease rentals		(288,502)	(294,895)
Selling and marketing expenses		(1,872,656)	(1,720,236)
Civil aviation development fund		(751,120)	(675,503)
Ground services and other charges		(339,619)	(292,507)
Indirect operating costs		(3,401,305)	(2,854,477)
Other expenses		(1,790,802)	(1,210,064)

Total operating expenses		(42,141,321)	(39,228,283)

Operating profit		134,822	1,849,821
Share of results of associates		(10,273)	40,377
Share of results of joint ventures		8,794	17,895
Total share of results of associates and joint ventures		(1,479)	58,272
Interest income		78,201	96,927
Finance costs	8	(773,213)	(846,601)
Exchange gains/(losses), net	9	1,174,286	(227,985)

Profit before income tax		612,617	930,434
Income tax	10	(79,852)	(176,649)

Profit for the period		532,765	753,785

2

INTERIM REPORT 2013

Prepared in accordance with International Financial Reporting Standards

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2013

		(Unaudited)
		Six months ended 30 June
		2013	2012
	Note	RMB’000	RMB’000
			Restated*

Profit attributable to:
Equity shareholders of the Company		621,859	865,629
Non-controlling interests		(89,094)	(111,844)

		532,765	753,785

Earnings per share attributable to the equity shareholders of the Company during the period
– Basic and diluted (RMB)	11	0.05	0.08

Profit for the period		532,765	753,785

Other comprehensive income/(loss) for the period
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		216,476	2,886
Fair value movements of available-for-sale investments held by associates		(3,996)	4,108

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		212,480	6,994

Items not to be reclassified to profit or loss in subsequent periods:
Actuarial (losses)/gains on the defined benefit plan		(54,848)	22,963

Net other comprehensive income not being reclassified to profit or loss in subsequent periods		(54,848)	22,963

Other comprehensive income, net of tax		157,632	29,957

Total comprehensive income for the period		690,397	783,742

Total comprehensive income attributable to:
Equity shareholders of the Company		785,774	895,208
Non-controlling interests		(95,377)	(111,466)

		690,397	783,742

*	Certain amounts shown here do not correspond to the condensed consolidated statement of comprehensive income for the period ended 30 June 2012 and reflect adjustments made as detailed in Note 21.

3

CHINA EASTERN AIRLINES CORPORATION LIMITED

Prepared in accordance with International Financial Reporting Standards

CONDENSED CONSOLIDATED FINANCIAL POSITION

As at 30 June 2013

		(Unaudited)	(Audited)
		30 June	31 December
		2013	2012
	Note	RMB’000	RMB’000
			Restated*
Non-current assets
Intangible assets	14	11,455,500	11,449,099
Property, plant and equipment	15	86,483,043	82,518,761
Lease prepayments		1,757,405	1,781,846
Advanced payments on acquisition of aircraft	16	14,169,892	11,894,891
Investments in associates		1,003,945	833,472
Investments in joint ventures		426,953	418,159
Available-for-sale financial assets		281,775	234,690
Other long-term assets		2,096,621	1,958,256
Deferred tax assets		137,263	124,659
Derivative assets		56,648	–

		117,869,045	111,213,833

Current assets
Flight equipment spare parts		2,177,639	2,087,978
Trade receivables	17	3,990,906	2,962,181
Prepayments, deposits and other receivables		3,665,075	3,368,648
Derivative assets		744	18,074
Restricted bank deposits and short-term bank deposits		2,383,054	1,726,251
Cash and cash equivalents		3,672,417	2,511,696

		15,889,835	12,674,828

Current liabilities
Sales in advance of carriage		2,996,887	3,094,427
Trade payables and notes payable	18	3,419,681	3,075,325
Other payables and accrued expenses		16,726,022	16,256,225
Current portion of obligations under finance leases	19	2,589,090	2,605,269
Current portion of borrowings	20	22,684,311	22,639,955
Income tax payable		42,179	181,788
Current portion of provision for return condition
checks for aircraft under operating leases		968,116	734,205
Derivative liabilities		25,738	35,813

		49,452,024	48,623,007

Net current liabilities		(33,562,189)	(35,948,179)

Total assets less current liabilities		84,306,856	75,265,654

4

INTERIM REPORT 2013

Prepared in accordance with International Financial Reporting Standards

CONDENSED CONSOLIDATED FINANCIAL POSITION

As at 30 June 2013

		(Unaudited)	(Audited)
		30 June	31 December
		2013	2012
	Note	RMB’000	RMB’000
			Restated*
NON-CURRENT LIABILITIES
Obligations under finance leases	19	17,547,790	19,252,709
Borrowings	20	29,597,028	23,096,163
Provision for return condition checks for aircraft under operating leases		2,933,089	3,064,557
Other long-term liabilities		1,709,787	1,635,537
Post-retirement benefit obligations	21	6,347,146	6,147,852
Deferred tax liabilities		29,361	29,326
Derivative liabilities		127,682	304,338

		58,291,883	53,530,482

Net asset		26,014,973	21,735,172

Equity
Capital and reserves attributable to the equity shareholders of the Company
– Share capital	22	12,674,269	11,276,539
– Reserves		11,919,192	8,958,757

		24,593,461	20,235,296
Non-controlling interests		1,421,512	1,499,876

Total equity		26,014,973	21,735,172

*	Certain amounts shown here do not correspond to the condensed consolidated financial position as at 31 December 2012 and reflect adjustments made as detailed in Note 21.

5

CHINA EASTERN AIRLINES CORPORATION LIMITED

Prepared in accordance with International Financial Reporting Standards

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2013

	(Unaudited)
	Six months ended 30 June
	2013	2012
	RMB’000	RMB’000

Net cash inflow from operating activities	3,779,614	5,847,254
Net cash outflow from investing activities	(10,774,716)	(3,862,439)
Net cash inflow/(outflow) from financing activities	8,163,018	(487,930)

Net increase in cash and cash equivalents	1,167,916	1,496,885
Cash and cash equivalents at 1 January	2,511,696	3,860,973
Exchange adjustments	(7,195)	3,371

Cash and cash equivalents at 30 June	3,672,417	5,361,229

6

INTERIM REPORT 2013

Prepared in accordance with International Financial Reporting Standards

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2013

	Attributable to equity holders of the Company
					Non-
	Share	Other	Accumulated		controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Six months ended 30 June 2013
(Unaudited)
Balance at 1 January 2013
As previously reported	11,276,539	17,075,389	(5,426,130)	22,925,798	1,627,599	24,553,397
Prior year adjustments	–	(3,144,523)	454,021	(2,690,502)	(127,723)	(2,818,225)

As restated	11,276,539	13,930,866	(4,972,109)	20,235,296	1,499,876	21,735,172

Profit for the period	–	–	621,859	621,859	(89,094)	532,765
Other comprehensive income for the period	–	163,915	–	163,915	(6,283)	157,632

Total comprehensive income for the period	–	163,915	621,859	785,774	(95,377)	690,397
Capital contribution by non-controlling interests in subsidiaries	–	–	–	–	50,000	50,000
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(18,720)	(18,720)
Acquisition of non-controlling interests in subsidiaries	–	–	–	–	(14,267)	(14,267)
Issue of shares	1,397,730	2,174,661	–	3,572,391	–	3,572,391

Balance at 30 June 2013	12,674,269	16,269,442	(4,350,250)	24,593,461	1,421,512	26,014,973

7

CHINA EASTERN AIRLINES CORPORATION LIMITED

Prepared in accordance with International Financial Reporting Standards

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2013

	Attributable to equity holders of the Company
					Non-
	Share	Other	Accumulated		controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Six months ended 30 June 2012
(Unaudited)
Balance at 1 January 2012
As previously reported	11,276,539	17,229,128	(8,379,775)	20,125,892	1,679,215	21,805,107
Prior year adjustments	–	(3,298,789)	338,191	(2,960,598)	(118,518)	(3,079,116)

As restated	11,276,539	13,930,339	(8,041,584)	17,165,294	1,560,697	18,725,991

Profit for the period	–	–	865,629	865,629	(111,844)	753,785
Other comprehensive income for the period	–	29,579	–	29,579	378	29,957

Total comprehensive income for the period ended 30 June 2012	–	29,579	865,629	895,208	(111,466)	783,742
Recognise fair value of land use right as deemed cost	–	343,786	–	343,786	–	343,786
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(23,042)	(23,042)
Disposal of a subsidiary	–	–	–	–	(1,453)	(1,453)

Balance at 30 June 2012	11,276,539	14,303,704	(7,175,955)	18,404,288	1,424,736	19,829,024

8

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state- owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

This condensed consolidated interim financial information was approved for issue by the Company’s Board on 30 August 2013.

This condensed consolidated interim financial information has not been audited.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2013 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

In preparing the interim financial information, the Directors have given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit.

As at 30 June 2013, the Group’s accumulated losses were approximately RMB4.35 billion; its current liabilities exceeded its current assets by approximately RMB33.56 billion.

9

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2.	BASIS OF PREPARATION (cont’d)

Against this background, the Directors have taken active steps to seek additional sources of finance and improve the Group’s liquidity position. As at 30 June 2013, the Group had total unutilised credit facilities of approximately RMB20.48 billion from certain banks.

With the credit facilities and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial information on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the condensed consolidated interim financial information are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2012, except for the adoption of new standards and interpretations effective as of 1 January 2013.

The Group applies, for the first time, certain standards and amendments that require restatement of previous financial statements. These include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IAS 19 (Revised 2011) Employee Benefits, IFRS 13 Fair Value Measurement and amendments to IAS 1 Presentation of Financial Statements. As required by IAS 34, the nature and the effect of these changes are disclosed below. In addition, the application of IFRS 12 Disclosure of Interest in Other Entities would result in additional disclosures in the annual consolidated financial statements.

Several other new standards and amendments apply for the first time in 2013. However, they do not impact the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group.

10

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

3.	ACCOUNTING POLICIES (cont’d)

The nature and the impact of each new standard/amendment is described below:

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g. net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans). The amendment affected presentation only and had no impact on the Group’s financial position or performance.

IAS 1 Clarification of the Requirement for Comparative Information (Amendment)

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the ‘third balance sheet’) must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes. Under IAS 34, the minimum items required for interim condensed financial statements do not include a third balance sheet.

IAS 32 Tax Effects of Distributions to Holders of Equity Instruments (Amendment)

The amendment to IAS 32 Financial Instruments: Presentation clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. The amendment did not have an impact on the interim condensed consolidated financial statements for the Group, as there is no tax consequences attached to cash or non-cash distribution.

11

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

3.	ACCOUNTING POLICIES (cont’d)

IAS 34 Interim Financial Reporting and Segment Information for Total Assets and Liabilities (Amendment)

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual consolidated financial statements for that reportable segment.

IAS 19 Employee Benefits (Revised 2011) (IAS 19R)

IAS 19R includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures, such as quantitative sensitivity disclosures.

The effect of the adoption of IAS 19R is explained in Note 21.

IFRS 7 Financial Instruments: Disclosures Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7

The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. As the Group is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment does not have an impact on the Group.

12

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

3.	ACCOUNTING POLICIES (cont’d)

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 had no impact on the consolidation of investments held by the Group.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non- monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 had no impact on the Group’s or the Company’s financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Group has not made such disclosures.

13

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

3.	ACCOUNTING POLICIES (cont’d)

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Group.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period.

In addition to the above-mentioned amendments and new standards, IFRS 1 First-time Adoption of International Financial Reporting Standards was amended with effect for reporting periods starting on or after 1 January 2013. The Group is not a first-time adopter of IFRS; therefore, this amendment is not relevant to the Group.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

4.	ESTIMATES

The preparation of interim financial information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2012.

14

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

4.	ESTIMATES (cont’d)

Changes in accounting estimate

The Group monitors the sales advance of carriage on a periodic basis and recognises the traffic revenue once the related transportation responsibility is eliminated. Based on the enhanced monitoring on the international air traffic liabilities, it appears there is remote possibility for the Group to render the international transportation services for the unused tickets for more than two years. Consequently, the Group decided to change the point of time to recognise the traffic revenue for unused tickets relating to international transportation services. Before the change, the Group recognises the traffic revenue for unused tickets relating to international transportation services for more than three years. After the change, the Group recognises the traffic revenue for unused tickets relating to international transportation services for more than two years. The change of accounting estimate is prospectively applied in April 2013.

The main effects of changes in accounting estimate on the condensed consolidated interim financial information as at 30 June 2013 are as follows:

As at June 2013

Changes in
	Before	accounting	After
	changes	estimate	changes
	Ending	Recognition	Ending
	balance/	of unused	balance/
	Transaction	tickets	Transaction
	RMB’000	RMB’000	RMB’000

Sales in advance of carriage	3,056,757	(59,870)	2,996,887
Revenue
– traffic revenues	38,136,558	59,870	38,196,428

15

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2012.

There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

The Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and bank loans (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at 30 June 2013, the Group’s net current liabilities amounted to RMB33,562 million (2012: RMB35,948 million). For the six months ended 30 June 2013, the Group recorded a net cash inflow from operating activities of RMB3,780 million (2012: inflow of RMB5,847 million), a net cash outflow from investing activities and financing activities of RMB2,612 million (2012: outflow of RMB4,350 million), and an increase in cash and cash equivalents of RMB1,168 million (2012: increase of RMB1,497 million).

The Directors of the Company believe that cash from operations and bank loans will be sufficient to meet the Group’s operating cash flow requirements. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

16

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	FINANCIAL RISK MANAGEMENT (cont’d)

(b)	Liquidity risk (cont’d)

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At 30 June 2013 (Unaudited)
Borrowings	24,025,885	7,358,744	13,350,079	12,945,603
Derivative financial instruments	25,738	–	120,617	7,065
Obligations under finance leases	2,944,580	3,046,317	8,239,488	7,700,153
Trade and other payables	19,679,993	73,328	339,680	60,390
Provision for return condition checks for aircraft under operating lease	968,116	1,126,427	1,270,482	536,180
Other long term liabilities	–	27,350	75,922	75,538

Total	47,644,312	11,632,166	23,396,268	21,324,929

At 31 December 2012 (Audited)
Borrowings	23,690,528	7,780,344	8,846,834	8,736,557
Derivative financial instruments	504	–	122,751	216,895
Obligations under finance leases	3,004,452	3,059,744	8,685,669	9,027,940
Trade and other payables	18,871,661	71,236	329,988	58,665
Provision for return condition checks for aircraft under operating lease	734,205	818,199	1,381,893	864,465
Other long term liabilities	26,500	26,988	76,610	79,629

Total	46,327,850	11,756,511	19,443,745	18,984,151

17

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value measurement

Except for the following, the carrying amounts of the financial instruments approximate to their fair values.

	30 June 2013
	Carrying	Fair
	amounts	values
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Financial liabilities
Borrowings
– long-term bank borrowings
(including current portion)	28,450,941	29,966,927
Obligations under finance leases
(including current portion)	20,136,880	21,126,749

Total	48,587,821	51,093,676

The Group enters into derivative financial instruments with various counterparties. Derivative financial instruments, including forward currency contracts and interest rate swaps, are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. The carrying amounts of forward currency contracts and interest rate swaps are the same as their fair values.

18

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	FINANCIAL RISK MANAGEMENT (cont’d)

(d)	Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair values of financial instruments:

Level 1:	fair values measured based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	fair values measured based on valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3:	fair values measured based on valuation techniques for which any inputs which have a significant effect on the recorded fair value are not based on observable market data (unobservable inputs)

Assets measured at fair value

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At 30 June 2013 (Unaudited)
Available-for-sale investments:
– Equity investments	1,955	–	279,820	281,775
Derivative financial instruments
– Interest rate swaps	–	55,907	–	55,907
– Forward foreign exchange contracts	–	1,485	–	1,485

Total	1,955	57,392	279,820	339,167

19

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	FINANCIAL RISK MANAGEMENT (cont’d)

(d)	Fair value hierarchy (cont’d)

Assets measured at fair value (cont’d)

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2012 (Audited)
Available-for-sale investments:
– Equity investments	1,955	–	232,735	234,690
Derivative financial instruments
– Forward foreign exchange contracts	–	18,074	–	18,074

Total	1,955	18,074	232,735	252,764

The movements in fair value measurements in Level 3 during the period are as follows:

RMB’000
Available-for-sale investments:
At 1 January 2013	232,735
Purchases	47,085

At 30 June 2013	279,820

During the period, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2012: Nil).

20

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	FINANCIAL RISK MANAGEMENT (cont’d)

(d)	Fair value hierarchy (cont’d)

Liabilities measured at fair value

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At 30 June 2013 (Unaudited)
Derivative financial investments
– Interest rate swaps	–	153,420	–	153,420

Total	–	153,420	–	153,420

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2012 (Audited)
Derivative financial investments
– Interest rate swaps	–	295,005	–	295,005
– Forward foreign exchange contracts	–	45,146	–	45,146

Total	–	340,151	–	340,151

21

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

6.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
	2013	2012
	RMB’000	RMB’000

Traffic revenues
– Passenger	34,665,298	33,565,785
– Cargo and mail	3,531,130	4,003,592
Tour operations income	1,475,906	984,813
Ground service income	979,109	906,058
Cargo handling income	116,779	89,041
Commission income	34,780	42,099
Others	821,392	621,966

	41,624,394	40,213,354

7.	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including tour operations, aviation training, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

22

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(a)	(cont’d)

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue, profit, assets and liabilities arising from different accounting policies are set out in Note 7(c) below.

The segment results for the six months ended 30 June 2013 are as follows:

	(Unaudited)
	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	39,860,318	1,618,936	–	–	41,479,254
Inter-segment sales	–	106,194	(106,194)	–	–

Reportable segment revenue	39,860,318	1,725,130	(106,194)	–	41,479,254

Reportable segment profit before income tax	600,889	137,781	–	11,051	749,721

Other segment information

Depreciation and amortization	4,200,374	63,642	–	–	4,264,016
Impairment losses	19,282	–	–	–	19,282
Capital expenditure	10,599,504	102,767	–	–	10,702,271

23

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(a)	(cont’d)

The segment results for the six months ended 30 June 2012 are as follows:

	(Unaudited)
	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	39,321,780	1,081,000	–	–	40,402,780
Inter-segment sales	–	113,518	(113,518)	–	–

Reportable segment revenue	39,321,780	1,194,518	(113,518)	–	40,402,780

Reportable segment profit before income tax	938,839	63,176	–	65,546	1,067,561

Other segment information

Depreciation and amortization	3,792,726	53,769	–	–	3,846,495
Impairment losses	(21,219)	200	–	–	(21,019)
Capital expenditure	8,031,713	86,875	–	–	8,118,588

24

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(a)	(cont’d)

The segment assets and liabilities as at 30 June 2013 and 31 December 2012 are as follows:

	(Unaudited)
	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 30 June 2013 (Unaudited)
Reportable segment assets	124,585,860	7,548,051	(3,016,772)	1,712,656	130,829,795
Reportable segment liabilities	97,782,601	6,550,630	(3,016,772)	–	101,316,459

At 31 December 2012 (Audited)
Reportable segment assets	116,461,666	4,706,382	(1,691,890)	1,486,321	120,962,479
Reportable segment liabilities	94,047,698	3,564,029	(1,691,890)	–	95,919,837

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and joint ventures.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenues by geographical areas are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

25

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(b)	(cont’d)

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited)
	Six months ended 30 June
	2013	2012
	RMB’000	RMB’000
Domestic (the PRC, excluding Hong Kong,
Macau and Taiwan)	27,829,110	27,033,403
International	11,721,512	11,579,840
Regional (Hong Kong, Macau and Taiwan)	1,928,632	1,789,537

Total	41,479,254	40,402,780

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic areas and hence segment assets and capital expenditure by geographic areas have not been presented.

26

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial information.

		(Unaudited)
		Six months ended 30 June
		2013	2012
	Note	RMB’000	RMB’000
Revenue
Reportable segment revenue		41,479,254	40,402,780
– Reclassification of business tax	(i)	(204,860)	(339,426)
– Reclassification of expired sales in advance of carriage	(i)	350,000	150,000

Consolidated revenue		41,624,394	40,213,354

		(Unaudited)
		Six months ended 30 June
		2013	2012
	Note	RMB’000	RMB’000
			Restated
Profit before income tax
Reportable segment profit		749,721	1,067,561
– Differences in depreciation of aircraft and engines	(ii)	(3,504)	(3,136)
– Provision for post-retirement benefits	(iii)	(133,600)	(133,991)

Consolidated profit before income tax		612,617	930,434

27

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(c)	(cont’d)

		(Unaudited)	(Audited)
		30 June	31 December
		2013	2012
	Note	RMB’000	RMB’000
Assets
Reportable segment assets		130,829,795	120,962,479
– Differences in depreciation of aircraft and engines	(ii)	49,397	52,901
– Difference in intangible asset (goodwill) arising from the acquisition of Shanghai Airlines	(iv)	2,760,665	2,760,665
– Others		119,023	112,616

Consolidated total assets		133,758,880	123,888,661

		(Unaudited)	(Audited)
		30 June	31 December
		2013	2012
	Note	RMB’000	RMB’000
			Restated
Liabilities
Reportable segment liabilities		101,316,459	95,919,837
– Provision for post-retirement benefits	(iii)	6,427,448	6,233,652

Consolidated total liabilities		107,743,907	102,153,489

28

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	SEGMENT INFORMATION (cont’d)

(c)	(cont’d)

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation charges under IFRS and PRC Accounting Standards.

(iii)	In accordance with the PRC Accounting Standards, certain employees’ post-retirement benefits are recognised upon actually incurred. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees’ service period using projected unit credit method.

(iv)	The determination of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired is different under IFRS and the PRC Accounting Standards, which resulted in differences in the intangibles/goodwill recognised arising from the acquisition.

29

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

8.	FINANCE COSTS

	(Unaudited)
	Six months ended 30 June
	2013	2012
	RMB’000	RMB’000
Interest on bank borrowings	627,359	717,364
Interest relating to obligations under finance leases	173,038	182,393
Interest on bonds	126,620	50,000
Interest relating to notes payable	45,946	35,251

	972,963	985,008

Less: amounts capitalised into advanced payments on acquisition of aircraft (Note)	(193,725)	(138,407)
amounts capitalised into property, plant and equipment (Note)	(6,025)	–

	773,213	846,601

Note:

The average interest rate used for interest capitalisation is 3.60%-5.90% per annum for the six months ended 30 June 2013 (2012: 3.78%).

9.	EXCHANGE GAINS/(LOSSES), NET

The exchange gains/(losses) for the six months ended 30 June 2013 and 2012 primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at period-end exchange rates.

30

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

10.	INCOME TAX

Income tax charged to the condensed consolidated income statement is as follows:

	(Unaudited)
	Six months ended 30 June
	2013	2012
	RMB’000	RMB’000
Provision for PRC income tax	87,072	178,833
Deferred taxation	(7,220)	(2,184)

	79,852	176,649

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over five years from 2008.

For the year ended 30 June 2013, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 25% (2012: 25%). Other subsidiaries of the Company, except for those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2012: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2012: 25%) under the New CIT Law.

31

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

10.	INCOME TAX (cont’d)

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and enjoys a reduced tax rate of 15% from 1 January 2011.

The Group operates international flights to overseas destinations. There was no material overseas taxation for the six months ended 30 June 2013, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

11.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity shareholders of the Company of approximately RMB622 million (2012: RMB866 million) and the weighted average number of shares of 11,602,676,000 (2012: 11,276,539,000) in issue during the six months ended 30 June 2013.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

12.	DIVIDEND

The Board has not recommended any interim dividend for the six months ended 30 June 2013 (2012: Nil).

13.	PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made during the six months ended 30 June 2013. Such appropriations will be made at year end in accordance with PRC regulations and the Articles of Association of individual group companies.

32

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

14.	INTANGIBLE ASSETS

	(Unaudited)	(Audited)
	30 June	31 December
	2013	2012
	RMB’000	RMB’000
Goodwill (Note)	11,269,695	11,269,695
Other intangible assets	185,805	179,404

	11,455,500	11,449,099

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airlines operation business, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center.

15.	PROPERTY, PLANT AND EQUIPMENT

	(Unaudited)
	Six months ended 30 June 2013
	Aircraft,
	engines
	and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000
Carrying amounts at 1 January 2013	73,005,271	9,513,490	82,518,761
Transfers from advanced payments on acquisition of aircraft (Note 16)	5,231,841	–	5,231,841
Other additions	1,612,525	1,098,997	2,711,522
Depreciation charges	(3,596,708)	(362,106)	(3,958,814)
Disposals	(12,551)	(7,716)	(20,267)

Carrying amounts at 30 June 2013	76,240,378	10,242,665	86,483,043

33

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

15.	PROPERTY, PLANT AND EQUIPMENT (cont’d)

	(Unaudited)
	Six months ended 30 June 2012
	Aircraft,
	engines
	and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000
Carrying amounts at 1 January 2012	65,603,566	8,154,229	73,757,795
Transfers from advanced payments on acquisition of aircraft (Note 16)	3,356,945	–	3,356,945
Other additions	3,310,715	1,524,246	4,834,961
Depreciation charges	(3,270,555)	(323,628)	(3,594,183)
Disposals	(31,066)	(45,320)	(76,386)

Carrying amounts at 30 June 2012	68,969,605	9,309,527	78,279,132

16.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	(Unaudited)
	Six months ended 30 June
	2013	2012
	RMB’000	RMB’000
At beginning of period	11,894,891	10,968,344
Additions	7,313,117	2,193,244
Interest capitalised (Note 8)	193,725	138,407
Transfers to property, plant and equipment (Note 15)	(5,231,841)	(3,356,945)

At end of period	14,169,892	9,943,050

34

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

17.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	(Unaudited)	(Audited)
	30 June	31December
	2013	2012
	RMB’000	RMB’000
Within 90 days	3,644,152	2,851,736
91 to 180 days	199,142	68,488
181 to 365 days	132,144	35,995
Over 365 days	222,084	208,770

	4,197,522	3,164,989
Less: provision for impairment of receivables	(206,616)	(202,808)

Trade receivables	3,990,906	2,962,181

Balances with related parties included in trade receivables are summarised in Note 24(b)(i).

35

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

18.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysesof trade payables and notes payable is as follows:

	(Unaudited)	(Audited)
	30 June	31December
	2013	2012
	RMB’000	RMB’000
Within 90 days	1,051,713	1,473,087
91 to 180 days	893,892	397,815
181 to 365 days	688,635	675,630
Over 365 days	785,441	528,793

Trade payables	3,419,681	3,075,325

As at 30 June 2013, trade payables and notes payable balances of the Group included amounts due to related parties of RMB1,831 million (2012: RMB1,950 million) (Note 24 (b)(ii)).

As at 30 June 2013, notes payable amounted to RMB400 million (2012:RMB250 million), which were mainly unsecured, bore effective interests rates ranging from 3.95% to 4.2% (2012: 4.65% to 4.68%) and are repayable within six months.

19.	OBLIGATIONS UNDER FINANCE LEASES

	(Unaudited)	(Audited)
	30 June	31December
	2013	2012
	RMB’000	RMB’000
Within one year	2,589,090	2,605,269
In the second year	2,684,073	2,704,168
In the third to fifth year inclusive	7,450,695	7,924,892
After the fifth year	7,413,022	8,623,649

Total	20,136,880	21,857,978
Less: amount repayable within one year	(2,589,090)	(2,605,269)

Long-term portion	17,547,790	19,252,709

36

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

20.	BORROWINGS

		(Unaudited)	(Audited)
		30 June	31December
		2013	2012
	Note	RMB’000	RMB’000
Non-current
Long-term bank borrowings
– Secured		14,647,318	15,780,892
– Unsecured		5,469,471	4,815,271
Guaranteed bonds	(i)	9,480,239	2,500,000

		29,597,028	23,096,163

Current
Current portion of long-term bank borrowings
– Secured		2,154,962	2,612,055
– Unsecured		6,179,190	7,147,656
Short-term bank borrowings
– Unsecured		10,350,159	8,880,244
Short-term bank debentures	(ii)	4,000,000	4,000,000

		22,684,311	22,639,955

Total borrowings		52,281,339	45,736,118

Note:

(i)	For the period ended 30 June 2013, the Group issued guaranteed bonds of RMB4,800 million and RMB2,200 million with interest rates of 5.05% and 3.875% per annum, respectively. The aforesaid guaranteed bonds are due 2023 and 2016, respectively.

(ii)	For the period ended 30 June 2013, the Group issued short-term bank debentures of RMB4,000 million bearing the interest rate of 3.95% per annum. The aforesaid short-term bank debentures are due 2014.

37

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

21.	POST-RETIREMENT BENEFIT OBLIGATIONS

The Group operates a defined benefit pension plan in China.

IAS 19R has been applied retrospectively from 1 January 2012. As a result, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.

Also, unvested past service costs can no longer be deferred and recognised over the future vesting period. Instead, all past service costs are recognised at the earlier of when the amendment occurs and when the Group recognises related restructuring or termination costs. Until 2012, the Group’s unvested past service costs were recognised as an expense on a straight-line basis over the average period until the benefits become vested. Upon transition to IAS 19R, past service costs are recognised immediately if the benefits have vested immediately following the introduction of, or changes to, a pension plan.

Impact of transition to IAS 19R:

Impact on consolidated statement of financial position:

	As at	As at
	30 June	31December
	2013	2012
	RMB’000	RMB’000
Increase in the defined benefit plan obligation (non-current)	(2,896,795)	(2,888,323)
Increase in deferred tax assets	74,390	70,098

Net impact on equity	(2,822,405)	(2,818,225)

Equity holders of the parent	(2,683,010)	(2,690,502)
Non-controlling interest	(139,395)	(127,723)

38

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

21.	POST-RETIREMENT BENEFIT OBLIGATIONS (cont’d)

Impact on consolidated income statement:

	Six months ended 30 June
	2013	2012
	RMB’000	RMB’000
Decrease in wages, salaries and benefits	51,726	62,109
Increase in deferred tax expense	(1,059)	(1,184)

Net increase profit for the period	50,667	60,925

Attributable to equity holders of the Company	46,504	58,728
Non-controlling interest	4,163	2,197

(Decrease)/increase in actuarial movements in OCI	(60,200)	23,024
Increase/(decrease) in tax effect on actuarial movements in OCI	5,352	(61)

Net (decrease)/increase in OCI, net of tax	(54,848)	22,963

Net (decrease)/increase in total comprehensive income	(4,181)	83,888

Attributed to equity holders of the Company	(2,061)	81,577
Non-controlling interest	(2,120)	2,311

There was no material impact on the Group’s interim condensed consolidated statement of cash flows.

39

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

22.	SHARE CAPITAL

	(Unaudited)	(Audited)
	30 June	31December
	2013	2012
	RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each

A shares listed on The Shanghai Stock Exchange (“A Shares”)	8,481,079	7,782,214
– Tradable shares held by CEA Holding with trading moratorium	241,548	–
–Tradable shares held by CES Finance Holding Co., Ltd. with trading moratorium (Note)	457,317	–
– Tradable shares without trading moratorium	7,782,214	7,782,214

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	4,193,190	3,494,325
–Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium (Note)	698,865	–
– Tradable shares without trading moratorium	3,494,325	3,494,325

	12,674,269	11,276,539

Pursuant to articles 49 and 50 of the Company’s Articles of Association, both the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

Note:

New issued shares during the six months ended 30 June 2013 are all shares with a trading moratorium.

40

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	(Unaudited)	(Audited)
	30 June	31 December
	2013	2012
	RMB’000	RMB’000

Authorised and contracted for:
– Aircraft, engines and flight equipment	155,878,059	172,092,301
– Other property, plant and equipment	1,095,368	1,125,000

	156,973,427	173,217,301
Authorised but not contracted for:
– Other property, plant and equipment	3,960,196	3,257,416

	160,933,623	176,474,717

(b)	Operating lease commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited)		(Audited)
	30 June 2013		31 December 2012
	Aircraft,		Aircraft,
	engines		engines
	and flight	Land and	and flight	Land and
	equipment	Buildings	equipment	Buildings
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	3,785,984	310,179	3,833,550	240,084
In the second year	3,326,419	203,770	3,504,777	176,726
In the third to fifth year inclusive	7,809,195	464,492	7,900,135	413,229
After the fifth year	5,224,373	2,252,298	6,438,693	2,072,525

Total	20,145,971	3,230,739	21,677,155	2,902,564

41

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

24.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 40.03% of the Company’s shares as at 30 June 2013 (2012: 42.84%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding additionally owns approximately 20.72% of the Company’s shares as at 30 June 2013 (2012: 17.09%). Through CES Finance Holding Co., Ltd., a wholly owned subsidiary of CEA Holding, CEA Holding additionally owns approximately 3.61% of the Company’s shares as at 30 June 2013.

(a)	Related party transactions

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2013	2012
Nature of transactions	Related party	RMB’000	RMB’000

With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.35% per annum (2012: 0.35% per annum)	Eastern Air Group Finance Co., Ltd. (“Eastern Finance”)	13,502	20,959

Interest expense on loans at rate of 4.57% (2012: 4.57%) per annum	Eastern Finance	(17,638)	(110,250)

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% the value of tickets sold	Shanghai Dongmei Aviation Travel Co., Ltd. (“Shanghai Dongmei”) and its subsidiaries	(4,634)	(8,425)

42

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

24.	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Related party transactions (cont’d)

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2013	2012
Nature of transactions	Related party	RMB’000	RMB’000

Handling charges of 0.1% to 2% for purchase of aircrafts, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines	Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	(51,278)	(37,207)

Repairs and maintenance expense for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	(33,311)	(28,677)

	Shanghai Technologies Aerospace Co., Ltd.	(73,528)	(68,767)

	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	(786,618)	(798,290)

Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd. (“Shanghai Catering”) and its subsidiaries	(430,425)	(387,607)

43

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

24.	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Related party transactions (cont’d)

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2013	2012
Nature of transactions	Related party	RMB’000	RMB’000

Advertising expense	Eastern Aviation Advertising Services Co., Ltd.	(2,881)	(6,151)

Media royalty fee	Eastern Aviation Advertising Services Co., Ltd.	–	6,934

Maintenance and repair services fee	CEA Development Co., Ltd.	(68,824)	(58,648)

	Shanghai Hute Aviation Technology Co., Ltd.	(28,937)	(20,301)

Land and building rental	CEA Holding	(28,752)	(21,751)

44

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

24.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties

(i)	Amounts due from related parties

		(Unaudited)	(Audited)
		30 June	31 December
		2013	2012
Nature	Company	RMB’000	RMB’000

Trade receivables	Kunming Dongmei Aviation Travel Co., Ltd.	–	4,213

	Shanghai Eastern Aviation International Travel and Transportation Co., Ltd.	7,956	–
	Others	15,042	4,308

		22,998	8,521

Other receivables	Eastern Import & Export	70,942	370,125
	Eastern China Kaiya System Integration	16,609	19,694
	Others	34,516	13,025

		122,607	402,844

All the amounts due from related parties are interest free and unsecured, within normal credit terms given to trade customers.

45

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

24.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties (cont’d)

(ii)	Amounts due to related parties

		(Unaudited)	(Audited)
		30 June	31 December
		2013	2012
Nature	Company	RMB’000	RMB’000

Trade payables and notes payable	Eastern Import & Export	1,207,625	1,210,603
	Shanghai P&W	377,634	467,885
	Shanghai Catering	141,772	134,696
	Others	103,722	136,460

		1,830,753	1,949,644

Other payables and accrued expenses	Eastern Import & Export	169,960	96,861
	CEA Holding	65,183	73,020
	Others	99,668	25,003

		334,811	194,884

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related parties are trade in nature. All note payable amounts due to related parties are interest free and payable within normal credit terms given by trade creditors.

46

INTERIM REPORT 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

24.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties (cont’d)

(iii)	Short-term deposits and borrowings with an associate and CEA Holding

	Average interest rate		(Unaudited)	(Audited)
	30 June	31 December	30 June	31 December
	2013	2012	2013	2012
			RMB’000	RMB’000
Short-term deposits (included in Prepayments, Deposits and Other Receivables) in Eastern Finance	0.61%	0.39%	522,771	1,451,526

Short-term borrowings (included in Borrowings) from Eastern Finance	4.52%	4.98%	2,319,144	675,426

Long-term borrowings (included in Borrowings) from Eastern Finance	5.76%	5.64%	165,000	165,000

(c)	Guarantees by holding company

As at 30 June 2013, bonds of the Group with an aggregate amount of RMB4,800 million were guaranteed by CEA Holding. (As at 30 June 2012, bank borrowings of the Group with an aggregate amount of RMB95 million were guaranteed by CEA Holding).

25.	SEASONALITY

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

47

CHINA EASTERN AIRLINES CORPORATION LIMITED

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2013	2012	Change
Capacity
ATK (available tonne – kilometres) (millions)	10,403.19	9,537.29	9.08%
– Domestic routes	5,502.45	5,019.07	9.63%
– International routes	4,525.59	4,170.52	8.51%
– Regional routes	375.15	347.70	7.89%

ASK (available seat – kilometres) (millions)	72,945.62	65,190.62	11.90%
– Domestic routes	49,613.10	45,180.79	9.81%
– International routes	20,692.48	17,460.55	18.51%
– Regional routes	2,640.04	2,549.29	3.56%

AFTK (available freight tonne – kilometres) (millions)	3,838.08	3,670.13	4.58%
– Domestic routes	1,037.27	952.80	8.87%
– International routes	2,663.27	2,599.07	2.47%
– Regional routes	137.55	118.26	16.31%

Hours flown (thousands)	742.20	675.40	9.89%

Traffic
RTK (revenue tonne – kilometres) (millions)	7,448.45	6,860.66	8.57%
– Domestic routes	3,960.57	3,633.80	8.99%
– International routes	3,255.48	3,002.16	8.44%
– Regional routes	232.40	224.70	3.43%

RPK (revenue passenger – kilometres) (millions)	57,854.75	51,546.12	12.24%
– Domestic routes	39,473.83	35,909.13	9.93%
– International routes	16,424.72	13,737.59	19.56%
– Regional routes	1,956.20	1,899.41	2.99%

RFTK (revenue freight tonne – kilometres) (millions)	2,298.05	2,267.02	1.37%
– Domestic routes	441.29	429.43	2.76%
– International routes	1,797.26	1,781.11	0.91%
– Regional routes	59.51	56.47	5.38%

Number of passengers carried (thousands)	37,795.49	34,613.85	9.19%
– Domestic routes	31,971.90	29,429.41	8.64%
– International routes	4,388.08	3,813.17	15.08%
– Regional routes	1,435.51	1,371.27	4.68%

Weight of freight carried (kg) (millions)	661.66	682.30	–3.03%
– Domestic routes	319.43	317.47	0.62%
– International routes	294.04	319.12	–7.86%
– Regional routes	48.19	45.71	5.43%

48

INTERIM REPORT 2013

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2013	2012	Change
Load factors
Overall load factor (%)	71.60%	71.94%	–0.34	pts
– Domestic routes	71.98%	72.40%	–0.42	pts
– International routes	71.93%	71.99%	–0.06	pts
– Regional routes	61.95%	64.62%	–2.67	pts

Passenger load factor (%)	79.31%	79.07%	0.24	pts
– Domestic routes	79.56%	79.48%	0.08	pts
– International routes	79.38%	78.68%	0.70	pts
– Regional routes	74.10%	74.51%	–0.41	pts

Freight load factor (%)	59.87%	61.77%	–1.90	pts
– Domestic routes	42.54%	45.07%	–2.53	pts
– International routes	67.48%	68.53%	–1.05	pts
– Regional routes	43.26%	47.75%	–4.49	pts

Yields and costs
Revenue tonne – kilometres yield (RMB)	5.13	5.48	–6.39%
– Domestic routes	6.18	6.65	–7.07%
– International routes	3.62	3.87	–6.46%
– Regional routes	8.24	7.92	4.04%

Passenger – kilometres yield (RMB)	0.60	0.65	–7.69%
– Domestic routes	0.61	0.65	–6.15%
– International routes	0.55	0.62	–11.29%
– Regional routes	0.86	0.82	4.88%

Freight tonne – kilometres yield (RMB)	1.54	1.77	–12.99%
– Domestic routes	1.31	1.57	–16.56%
– International routes	1.52	1.74	–12.64%
– Regional routes	3.88	3.92	–1.02%

49

CHINA EASTERN AIRLINES CORPORATION LIMITED

SUMMARY OF SELECTED OPERATING DATA

FLEET STRUCTURE

		Fleet structure as at 30 June 2013
		Self-owned	Under
		and under	operating
No.	Model	finance lease	lease	Sub-total
Passenger aircraft
Wide-body aircraft
1	A340-600	5	–	5
2	A330-300	8	7	15
3	A330-200	13	3	16
4	A300-600R	7	–	7
5	B767	6	1	7

Narrow-body aircraft
6	A321	31	–	31
7	A320	99	37	136
8	A319	13	8	21
9	B757-200	5	5	10
10	B737-800	20	58	78
11	B737-700	39	18	57
12	B737-300	16	–	16
13	CRJ-200	8	–	8
14	EMB-145LR	10	–	10

Total number of passenger aircraft		280	137	417

Freighter
15	MD-11F	–	1	1
16	A300-600R	2	–	2
17	B747	2	3	5
18	B757-200F	–	2	2
19	B777F	–	6	6

Total number of freighters		4	12	16

Total number of passenger aircraft and freighters		284	149	433

50

INTERIM REPORT 2013

SUMMARY OF SELECTED OPERATING DATA

		Fleet structure as at 30 June 2013
		No. of
No.	Model	custody

Business aircraft
	Gulfstream G550	3
	Gulfstream G450	1
	Gulfstream G200	1
	Global Express	1
	Cessna 680	1
	Legacy 650	3
	Hawker K-800XP	1
	Challenger 300	1
	Airbus A318	1

Total number of business aircraft		13

Total number of aircraft			446

51

CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

In the first half of 2013, facing the unfavourable factors such as the sluggish global economy, slowdown of growth of the PRC domestic economy, decreased business passenger demand, the continuously low demand for Japan routes, together with the passengers’ preference for railway over airline transportation becoming more common and the short-term effects of the avian influenza (H7N9) in Eastern China, the Group, under the premise of ensuring flight safety, adjusted the allocation of its flight capacity and the structure of its route network in a timely manner, strengthened its marketing efforts and maintained stringent cost control to facilitate its strategic transformation. In the first half of 2013, the Group achieved revenues of RMB42,276 million, representing an increase of 2.92% from the same period last year. Net profit attributable to the equity shareholders of the Company was RMB622 million, representing a decrease of 28.16% from the same period last year.

In the first half of 2013, in response to the changes in demand of the air passenger market, the Group allocated its flight capacity accordingly, optimising its route network, decreasing the flight capacity of Japan routes and allocating more flight capacity to Europe, America, Australia and South-East Asia routes. In the first half of 2013, ASK (available seat – kilometres) was 72,946 million passenger- kilometres, representing an increase of 11.90% from the same period last year. The Group carried 37.7955 million passengers, representing an increase of 9.19% over the same period last year, and achieved a passenger load factor of 79.31%, representing an increase of 0.24 percentage points over the same period last year. Passenger revenue increased by 3.28% to RMB34,665 million as compared with that of the same period last year.

In the first half of 2013, with the continued downturn of the global freight transport market, the Group adapted to the changes in market demand by reducing its freight fleet, focusing on facilitating the transformation of its logistic segment and developed its core business for each business sectors such as logistic integrator and express business after the transformation. In the first half of 2013, the Group had an AFTK (available freight tonne – kilometres) of 3,838 million tonne – kilometres, representing an increase of 4.58% from the same period last year. Freight carried was 661.66 million kilogrammes, representing a decrease of 3.03% from the same period last year. Freight load factor was 59.87%, representing a decrease of 1.90 percentage points from the same period last year. Freight traffic revenue was RMB3,531 million, representing a decrease of 11.8% from the same period last year.

52

INTERIM REPORT 2013

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONS

Safety Development

Based on the principle of “Ensuring Safety and Promoting Development”, the Group further strengthened its efforts to troubleshoot hidden and potential risks, implemented safety responsibilities, reinforced training on flying skills and strengthened the Group’s safety management to ensure flight safety, aviation security and ground safety. In the first half of 2013, the Group recorded a total of 742,187 hours and 329,581 safe flights, representing an increase of 9.89% and 7.2%, respectively, as compared to the corresponding period last year.

Optimisation of Fleet

In the first half of 2013, the Group introduced a total of twenty passenger aircraft, including models such as A330 Series for long-and-medium haul, A320 Series and B737NG for medium-and-short haul, retired three freighters including models such as MD-11 and A300-600R and added one business aircraft under custody.

As at 30 June 2013, the Group operated a total of 446 aircraft, including 417 passenger aircraft, 16 freighters and 13 business aircraft under custody.

Hub Development

The Group strived to further expand the coverage of its hub network by strengthening the development of its core hub in Shanghai and regional hubs in Kunming and Xi’an. The Group continued to optimise its express and quasi-express routes to enhance its control over the domestic route market, which is connected to its Shanghai hub. Additional flight capacity was allocated to its hub in Kunming to establish Kunming as a portal to South Asia, South East Asia and West Asia. Time slots for the Xi’an hub were optimised to increase the number of flights of the Group’s branches to Northwest China via Xi’an to further strengthen this hub. In the first half of 2013, the Group accounted for 48.8%, 37.4%, 45.0% and 31.3% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, respectively, in terms of total flight departures and arrivals, and accounted for 47.7%, 35.5%, 41.8% and 31.4% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, respectively, in terms of passenger throughput.

53

CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

Marketing Business

The Group flexibly adjusted its sales strategies based on changes in market demand by actively exploring and expanding its marketing channels with a focus on the development of corporate clients and continued to develop customer services. In the first half of 2013, the Group added 639 corporate clients, for a total of 4,680 corporate clients. The Group promoted the development of frequent flyers by launching various member activities for frequent flyers to encourage members’ participation. As at the end of June 2013, the total number of frequent flyers members amounted to 19.85 million. The Company also stepped up its effort in direct sales. As a result, the proportion of income from direct sales has increased significantly. The Company has also actively promoted various marketing products and developed value-added services and products by cooperating across different industries, including an air-bus transportation product known as “Air-Bus Service”, which was jointly launched with Shanghai Pudong International Airport. In addition, various transit marketing products were launched by the Group, which implemented a “72-hours visa-free” policy. The Group has also jointly promoted overseas tourism services with overseas institutions such as Tourism Australia and Tourism Queensland.

Cost Control

The Group further strengthened its centralised management of funds and improved its capital usage efficiency; stepped up its effort in route optimisation and enhanced its efforts on flight weight reduction and fuel savings to continuously reduce costs and improve efficiency; and continued to diversify its financing channels. In the first half of 2013, the Company completed a non-public issuance of A shares and H shares to China Eastern Air Holding Company (“CEA Holding”) (the controlling shareholder of the Company) and its subsidiaries, 東航金戎控股有限責任公司 (CES Finance Holding Co., Ltd) (“CES Finance”) and 東航國際控 股（香 港 ）有限公司 (CES Global Holding (Hong Kong) Limited) (“CES Global”), which raised funds of approximately RMB3.582 billion, and optimised the Group’s asset and liability structure. The Company also issued RMB corporate bonds of RMB4.8 billion, offshore RMB- denominated bonds of RMB2.2 billion and super-short-term commercial paper of RMB4 billion, which reduced its finance costs.

Service Brand

Adhering to the philosophy of “Customer-Oriented and Dedicated Service”, the Group optimised its service processes and enhanced its service quality, with a view to establishing CEA’s service image of “Accurate, Dedicate, Refine and Excellent”. In the first half of 2013, the Group also upgraded its service facilities in various aspects, including completing the change of uniform of frontline staff. It also brought new experience to passengers by changing pre-flight boarding music and promoting the use of aromatic scents in the flight cabin. In addition, the Group’s new VIP lounge in Hangzhou commenced operations, and ground VIP lounges in several major markets have been renovated. Meanwhile, the Company also introduced customised service products, such as “東方尊享 (Eastern Premium)” and “Customised Cuisine”.

54

INTERIM REPORT 2013

MANAGEMENT DISCUSSION AND ANALYSIS

Information Technology

The Group took a proactive approach towards the construction of e-commerce channels by upgrading both the official domestic and international websites of the Group. In response to new trends such as mobile applications, the Company launched external service platforms such as the China Eastern Mobile website and an official WeChat account. Meanwhile, the Group enhanced the promotion of self-services by adding self-service check-ins in many airports in China. The Company believes that these services have provided passengers with a better experience, as they are able to use various e-channels, including the Company’s official website, “Mobile E” mobile phone application, SMS or WeChat platforms and Weibo.

Transformation and Development

The Group made strenuous effort to push forward its transformation from an air passenger and freight carrier to an integrated aviation services and logistics services provider. For the passenger transport transformation, the Company has focused on enhancing customer value, introduced value-added service marketing products such as customised services, carried forward its research on a business model of acting as a third party integration platform, and accelerated the development of a retail air mall. For freight transport transformation, the integrated logistics service business of 東方航空物流有限公司 (Eastern Airlines Logistics Co., Ltd.) is able to provide logistics solutions to nearly 60 customers, while introducing an innovative commercial business model of “Freight Expressway + E-commerce + Trading” for its freight expressway business, which has provided a strong platform for the construction of a public logistics system.

Alliance and Cooperation

By proactively utilising the SkyTeam Alliance platform and route network of SkyTeam member airlines, the Company was able to expand the Group’s route network to provide services to more than 1,000 destinations in 187 countries around the world. It has also commenced code-sharing operations with 10 SkyTeam member airlines, covering 323 routes. In addition, the Company has also extensively cooperated with SkyTeam members to jointly operate routes and work together on frequent flyers, alliance fares, VIP services and ground support.

In the first half of 2013, the Group started its code-sharing cooperation with 7 non-SkyTeam member airlines, covering 155 routes, including Japan Airlines Corporation and Qantas Airways Limited (“Qantas”).

In addition, Jetstar Hong Kong Limited (“Jetstar Hong Kong”), the joint venture low-cost airline established by the Group and Qantas in Hong Kong, introduced Go Harvest Investments Limited (“Shun Tak Investor”), a wholly-owned subsidiary of Shun Tak Holdings Limited, a local shareholder in Hong Kong and a third party, in the first half of 2013. Each of the three parties held one-third of the equity interest of Jetstar Hong Kong, which is currently in the process of applying for an aviation services licence.

55

CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

Social Responsibilities

While pursuing sustainable enterprise development, the Group has adopted a social responsibility philosophy with respect to corporate decision making and operations, which seeks to unify corporate development and social responsibility.

On 20 April 2013, subsequent to the earthquake in Ya’an City, Sichuan Province, the Group immediately established a frontline command centre for earthquake relief efforts, urgently transferred flight capacity to relieve stranded passengers, established a “dedicated channel” for search and rescue use, and actively engaged in earthquake relief efforts.

The Group regards “Energy-Saving and Low-Carbon for Green Growth” as a major component of its social responsibilities. Over 90% of the Group’s flights refuelled and flew according to its “low-carbon flying” program. The Group also enhanced the environmental performance of its fleet by eliminating and surrendering the lease of older aircraft and introducing new, more fuel-efficient aircraft. In April 2013, the Group successfully completed a trial flight using a proprietary biological jet fuel, which was the first of its kind in China.

The Company was awarded the National Labor Medal, the “2012 Brand Golden Fair Award – Annual Corporate Social Responsibilities Brand”, as well as the “Best Managed Company in China – Mid-Cap Company Award” in 2012 by Hong Kong Asia Money. It was also recognised as one of the Top 10 Companies with the Best Corporate Social Responsibility (企業社會責任排行榜前10強) by Fortune China

Magazine.

FINANCIAL OVERVIEW

Operating Revenues

In the first half of 2013, the Group had revenues of RMB42,276 million, representing an increase of 2.92% from the same period last year. Of total revenues, traffic revenues were RMB38,196 million, representing an increase of 1.67% from the same period last year. In the first half of 2013, the total traffic volume of the Group was 7,448 million tonne-kilometres, representing an increase of 8.57% from the same period last year.

In the first half of 2013, passenger revenues increased by 3.28%, to RMB34,665 million, compared to the same period last year, which accounted for 90.76% of the Group’s traffic revenues. Passenger traffic volume was 57,855 million passenger kilometres, representing an increase of 12.24% from the same period last year.

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INTERIM REPORT 2013

MANAGEMENT DISCUSSION AND ANALYSIS

Passenger traffic volume on domestic routes was 39,474 million passenger kilometres, representing an increase of 9.93% from the same period last year. Compared to the same period last year, domestic passenger revenues increased by 1.75% to RMB23,918 million, accounting for 69% of total passenger revenues.

Passenger traffic volume on international routes was 16,425 million passenger kilometres, representing an increase of 19.56% from the same period last year. Compared to the same period last year, international passenger revenues increased by 6.64% to RMB9,063 million, accounting for 26.14% of total passenger revenues.

Passenger traffic volume on regional routes was 1,956 million passenger kilometres, representing an increase of 2.99% from the same period last year. Compared to the same period last year, regional passenger revenues increased by 8.08% to RMB1,685 million, accounting for 4.86% of total passenger revenues.

In the first half of 2013, cargo and mail traffic revenues were RMB3,531 million, representing a decrease of 11.80% from the same period last year, and accounted for 9.24% of the Group’s traffic revenue. Cargo and mail traffic volume was 2,298 million tonne-kilometres, representing an increase of 1.37% from the same period last year.

In the first half of 2013, other revenues of the Group amounted to RMB3,428 million, representing an increase of 29.65% compared to the same period last year, which was primarily attributable to the increase in revenue from the expansion of the business scale of certain subsidiaries of the Company.

Operating Expenses

The total operating costs of the Group for the first half of 2013 increased by 7.43% to RMB42,141 million compared to the same period last year.

In the first half of 2013, the Group’s expenditures on aircraft fuel was RMB14,978 million, representing an increase of 2.09% compared to the same period last year and accounting for 35.54% of its operating costs. This increase was mainly attributable to approximately 11% increase in the aviation fuel consumption of the Group, partially offset by a decrease of 9.18% in average fuel prices both compared to the same period last year.

In the first half of 2013, the Group’s take-off and landing charges were RMB4,579 million, representing an increase of 6.29% from the same period last year, which was primarily attributable to the year-on-year increase in the number of take-offs and landings of the Group’s aircraft.

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CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2013, the Group’s depreciation and amortisation expenses were RMB3,964 million, representing an increase of 9.11% compared to the same period last year, which was primarily attributed to the addition of new aircraft and engines by the Group, resulting in a greater base for depreciation and amortisation.

In the first half of 2013, the Group’s wages, salaries and benefits expenses were RMB4,649 million, representing an increase of 6.04% compared to the same period last year. This was mainly due to the adjustment of the social security base for Group employees and an increase in flying hours.

In the first half of 2013, the Group’s aircraft maintenance expenses were RMB2,301 million, representing an increase of 5.86% compared to the same period last year. This increase was primarily attributable to an increase of aircraft under operating leases and an increase in flying hours which resulted in increased per-hour fee rate of maintenance for aircraft under operating leases.

In the first half of 2013, the Group’s food and beverages expenses were RMB1,089 million, representing an increase of 14.15% compared to the same period last year, which was primarily attributable to the increase in number of passengers.

In the first half of 2013, the Group’s aircraft operating lease rentals were RMB2,149 million, representing an increase of 3.95% compared to the same period last year. This increase was primarily attributable to the increased number of aircraft under operating leases during the first half of 2013.

In the first half of 2013, the Group’s sales and marketing expenses were RMB1,873 million, representing an increase of 8.86% compared to the same period last year. This increase was primarily attributable to increased handling fees of agency businesses and an increase in reservation fees due to the growth in the number of passengers.

In the first half of 2013, the amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China was RMB751 million, representing an increase of 11.19% compared to the same period last year. This increase was primarily due to an increase in miles flown by the Company in 2013.

In the first half of 2013, the Group’s other operating expenses were RMB5,192 million, representing an increase of 27.74% compared to the same period last year. This increase was primarily attributable to an increase in costs and expenses following the expansion of the business scale of certain subsidiaries of the Company.

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INTERIM REPORT 2013

MANAGEMENT DISCUSSION AND ANALYSIS

Other Operating Income

In the first half of 2013, the Group’s other operating income was RMB652 million, representing a decrease of 24.63% compared to the same period last year. This increase was mainly due to a decrease in operating subsidies received from the government by the Group.

Net Exchange Gains/(Losses) and Finance Costs

In the first half of 2013, the Group’s net exchange gains were RMB1,174 million, representing an increase of 615.07%, which was primarily attributable to the continuing appreciation of the Renminbi against US Dollar during the period. Finance costs amounted to RMB773 million, representing a decrease of 8.74% as compared to the same period last year.

Profit

The net profit attributable to the equity shareholders of the Company for the half year ended 30 June 2013 was RMB622 million, representing a decrease of 28.16%. Earnings per share attributable to equity shareholders of the Company was RMB0.0535. The weighted average number of ordinary shares of the Company issued and outstanding as at 30 June 2013 was 11,602,676,000 shares.

Liquidity, Source of Capital and Capital Structure

The Group generally finances its working capital requirements through business operations and short- term bank loans. As at 30 June 2013 and 2012, the Group’s cash and cash equivalents amounted to RMB3,672 million and RMB5,361 million, respectively. Net cash inflow generated from the Group’s operating activities was RMB3,780 million and RMB5,847 million, respectively, for the same periods. Other than expenditures for operating costs, the Group’s primary cash requirements in the first half of 2013 were for acquisitions of, and improvements in, aircraft and flight equipment, and for the payment of related indebtedness. During the period ended 30 June 2013 and 2012, the Group’s net cash outflow from investment activities was RMB10,775 million and RMB3,862 million, respectively. During the period ended 30 June 2013, net cash inflow from the Group’s financing activities was RMB8,163 million. During the period ended 30 June 2012, net cash outflow from the Group’s financing activities was RMB488 million.

The Group generally operates with net current liabilities. As at 30 June 2013, the Group’s current liabilities exceeded its current assets by RMB33,562 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining loans from domestic and foreign banks in China.

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CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

The Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 30 June 2013, the debt ratio of the Group was 80.55%.

As at 30 June 2013 and 31 December 2012, the Group’s borrowings payable within one year were RMB22,684 million and RMB22,640 million, respectively. As at 30 June 2013, the Group’s borrowings payable from one to two years, from three to five years and beyond five years were RMB4,007 million, RMB14,245 million and RMB11,345 million, respectively, as compared to RMB7,273 million, RMB7,906 million and RMB7,918 million, respectively, as at 31 December 2012.

The Group’s obligations under finance leases as at 30 June 2013 and 31 December 2012 were RMB20,137 million and RMB21,858 million, respectively. As at 30 June 2013, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB5,273 million, RMB7,451 million and RMB7,413 million, respectively, as compared to RMB5,309 million, RMB7,925 million and RMB8,624 million, respectively, as at 31 December 2012.

As at 30 June 2013, the Group’s borrowings comprised USD-denominated borrowings equivalent to RMB35,608 million, RMB-denominated borrowings of RMB16,413 million and JPY-denominated borrowings of RMB260 million. Fixed-rate borrowings accounted for 27.4% of the total borrowings, and floating-rate borrowings accounted for 72.6% of the total borrowings. As at 31 December 2012, the Group’s borrowings comprised USD-denominated borrowings equivalent to RMB31,605 million and RMB-denominated borrowings of RMB13,827 million. Fixed-rate borrowings accounted for 22.91% of the total borrowings, and floating-rate borrowings accounted for 77.09% of the total borrowings.

As at 30 June 2013, the Group’s obligations under finance leases comprised USD-denominated obligations equivalent to RMB17,341 million, SGD-denominated obligations equivalent to RMB1,121 million, HKD-denominated obligations equivalent to RMB1,116 million and JPY-denominated obligations equivalent to RMB559 million. The Group’s obligations under finance leases comprised only floating-rate obligations. As at 31 December 2012, the Group’s obligations under finance leases comprised USD- denominated obligations equivalent to RMB18,752 million, SGD-denominated obligations of RMB1,249 million, HKD-denominated obligations equivalent to RMB1,190 million and JPY-denominated obligations of RMB668 million.

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INTERIM REPORT 2013

MANAGEMENT DISCUSSION AND ANALYSIS

Exchange Rate Fluctuation Risk

Since 21 July 2005, the PRC government has adjusted the Renminbi exchange rate system and established a floating exchange rate system by which the exchange rate would be adjusted and managed based on market supply and demand, with reference to a basket of foreign currencies. The fluctuation in the Renminbi exchange rate is affected by domestic and international economic, political conditions and general currency supply and demand dynamics. As such, future Renminbi exchange rates may fluctuate and be materially different from current exchange rates.

The Group operates its business in many countries and territories and generates revenues in different currencies. As such, its foreign currency liabilities are generally much higher than its foreign currency assets. The Group’s major liability (purchases or leases of aircraft) is mainly priced and settled in US dollars. In addition, fluctuations in foreign exchange rates will affect the Group’s costs incurred from foreign purchases such as aircraft, flight equipment, jet fuel and take-off and landing charges in foreign airports. As at 30 June 2013, the Group’s total interest-bearing liabilities denominated in foreign currencies, equivalent to Renminbi, amounted to RMB56,005 million, of which US dollar liabilities accounted for 94.54% of the total amount. Therefore, significant fluctuations in foreign exchange rates could expose the Group to foreign exchange gains/losses arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales, and expenses to be paid in foreign currencies. The Group’s foreign currency hedging mainly involves the sales of Japanese Yen and the purchase of US dollars at fixed exchange rates. As at 30 June 2013, foreign currency hedging contracts held by the Group amounted to a notional amount of USD28 million (31 December 2012: USD58 million), and will expire between 2013 and 2017.

As at 30 June 2013 and 2012, the Group recorded foreign exchange gains of RMB1,174 million and foreign exchange losses of RMB228 million, respectively.

Pledges on Assets and Contingent Liabilities

The Group generally finances the purchases of aircraft with finance leases and bank loans, which are secured by its assets. As at 30 June 2013, the value of the Group’s assets pledged for certain bank loans was RMB19,071 million, representing a decrease of 15.44% from RMB22,554 million as at the end of 2012.

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CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

Employees

As at 30 June 2013, the Group had 67,298 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses. In the first half of 2013, the Group was not involved in any major labour disputes with its employees, nor did it experience any significant turnover of employees or encounter any difficulties in recruiting new employees.

Outlook for the Second Half of 2013

The Group would like to caution readers of this report that this 2013 interim report contains certain forward-looking statements, including descriptions of the Group’s future operating plans for the second half of 2013 and beyond, and a general outlook of international and domestic economies and the aviation industry. Such forward-looking statements are subject to many uncertainties and risks that are beyond the control of the Group. Actual events may be materially different from these forward-looking statements.

In the second half of 2013, overall demand in the aviation market is expected to improve as compared to the first half of the year. However, the Group is expected to continue experiencing adverse conditions, including: slowdown of macroeconomic growth; decrease in business passenger demand; continued passengers’ preference for railway over airline transportation; and the expected lack of recovery of the Japan air routes.

In the second half of 2013, the Group will focus on: (1) reinforcing foundations of safety management and implementing safety responsibilities to ensure continued safe operation; (2) allocating flight capacity during peak seasons, optimising its route network to enhance its marketing with respect to passenger and freight transport operations, while maintaining stringent cost controls; (3) based on its information technology construction, accelerating the innovation of business models and continuing with the transformation and development of passenger and freight transport operations; (4) strengthening its efforts to improve service management, enhancing its service assurance capabilities, improving its service quality and upgrading the Company’s brand.

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INTERIM REPORT 2013

MANAGEMENT DISCUSSION AND ANALYSIS

FLEET PLAN

The fleet of the Group in the future will mainly comprise of models such as B777 Series for long haul, A330 Series for long-and-medium haul, and A320 Series and B737NG for medium-and-short haul. Older aircraft models will be retired as appropriate. Details of the expected fleet plan for the second half of the year and 2014 are as follows:

Introduction and Retirement Plan of Aircraft for the Second Half of 2013 and 2014

Models	Second Half of 2013		2014
	Introduction	Retirement	Introduction	Retirement
	(units)	(units)	(units)	(units)
Passenger aircraft
A320 Series	14	4	34	13
A330 Series	5	–	8	–
A340-600	–	–	–	1
B777 Series	–	–	4	–
B737NG	19	2	24	6
B757	–	3	–	1
B767	–	–	–	1
CRJ	–	–	–	8

Total number of passenger aircraft	38	9	70	30

Freighter
A300-600F	–	2	–	–
B747F	–	–	–	1
MD-11	–	1	–	–

Total number of freighters	–	3	–	1

Total	38	12	70	31

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CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

MATERIAL MATTERS

1.	Dividends

The Board did not recommend a payment of any interim dividend for the half year ended 30 June 2013.

2.	Share capital structure of the Company as at 30 June 2013:

			Approximate
			percentage of
		Total number	shareholding
		of Shares	(%)
I	A shares
	1. Listed shares with trading moratorium	698,865,000	5.514
	2. Listed shares without trading moratorium	7,782,213,860	61.402
II	H Shares
	1. Listed shares with trading moratorium	698,865,000	5.514
	2. Listed shares without trading moratorium	3,494,325,000	27.570
III	Total number of Shares	12,674,268,860	100

Notes:	1.	The 698,865,000 A shares, which are listed shares with trading moratorium issued on the Shanghai Stock Exchange by the Company to its controlling shareholder, CEA Holding and its wholly-owned subsidiary, CES Finance, by way of non-public issuance on 16 April 2013, are subject to a lock-up period of 36 months. For details, please refer to the announcement of the Company dated 17 April 2013 issued in Hong Kong.

	2.	The 698,865,000 H shares, which are listed shares with trading moratorium issued on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by the Company to CES Global, an overseas wholly-owned subsidiary of CEA Holding, by way of specific issuance on 21 June 2013, are subject to a lock-up period of 36 months. For details, please refer to the announcement of the Company dated 21 June 2013 issued in Hong Kong.

	3.	As at the date of this report, the Company had 698,865,000 listed A shares with trading moratorium held by CEA Holding and its wholly-owned subsidiary, CES Finance, and 7,782,213,860 listed A shares without trading moratorium. The Company also had 698,865,000 listed H shares with trading moratorium held by CES Global, an overseas wholly-owned subsidiary of CEA Holding and 3,494,325,000 listed H shares without trading moratorium. The total number of shares amounted to 12,674,268,860 shares.

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INTERIM REPORT 2013

MANAGEMENT DISCUSSION AND ANALYSIS

3.	Substantial Shareholders

So far as the directors of the Company (the “Directors”) are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company (the “Supervisors”) or member of the Company’s senior management, had, as at 30 June 2013, an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”), or was otherwise, as at 30 June 2013, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2013, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company:

			As at 30 June 2013
			Percentage of	Percentage of	Percentage of
			shareholding in	shareholding in	shareholding in
			the Company’s	the Company’s	the Company’s
	Type of	Number of	total issued	total issued	total issued
Name of Shareholders	shares held	shares held	share capital	A shares	H shares

CEA Holding (Note 1)	A shares	5,530,240,000	43.64%	65.21%	–

CEA Holding (Note 2)	H shares	2,626,240,000	20.72%	–	62.63%

HKSCC Nominees Limited
(Note 3 to 4)	H shares	3,479,454,299	27.45%	–	82.98%

Notes:

Based on the information available to the Directors as at 30 June 2013 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 30 June 2013:

1.	Among such A shares, 5,072,922,927 A shares (representing approximately 59.81% of the Company’s then total issued A shares) were held by CEA Holding in the capacity of beneficial owner; and 457,317,073 A shares (representing approximately 5.39% of the Company’s then total issued A shares) were held by CES Finance in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

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CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

2.	Such H shares were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

3.	Among the 3,479,454,299 H shares held by HKSCC Nominees Limited, 1,927,375,000 H shares (representing approximately 45.96% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

4.	Among the 3,479,454,299 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had, through controlled corporations, an interest in an aggregate of 285,528,752 H shares (representing approximately 6.81% of the Company’s then total issued H shares). JPMorgan Chase & Co. had interest in the aforesaid 285,528,752 H shares of the Company in manner as follows:

(a)	152,702,000 H shares (representing approximately 3.64% of the Company’s then total issued H shares) were held by JF Asset Management Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

(b)	46,264,000 H shares (representing approximately 1.10% of the Company’s then total issued H shares) were held in lending pool by JPMorgan Chase Bank, N.A. in the capacity of custodian corporation/approved lending agent, which in turn was 100% held by JPMorgan Chase & Co..

(c)	31,830,000 H shares (representing approximately 0.76% of the Company’s then total issued H shares) were held by China International Fund Management Co Ltd in the capacity of investment manager, which in turn was 49% held by JPMorgan Asset Management (UK) Limited, which in turn was 100% held by JPMorgan Asset Management Holdings (UK) Limited, which in turn was 100% held by JPMorgan Asset Management International Limited, which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.; and

(d)	18,342,000 H shares (representing approximately 0.44% of the Company’s then total issued H shares) were held by JPMorgan Asset Management (Taiwan) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

(e)	18,786,000 H shares (representing approximately 0.45% of the Company’s then total issued H shares) were held by JPMorgan Asset Management (Singapore) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

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(f)	7,018,050 H shares (representing approximately 0.17% of the Company’s then total issued H shares) were held by J.P. Morgan Clearing Corp in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Securities LLC, which in turn was 100% held by J.P. Morgan Broker-Dealer Holdings Inc, which in turn was 100% held by JPMorgan Chase & Co.;

(g)	8,880,000 H shares (representing approximately 0.21% of the Company’s then total issued H shares) were held by JF International Management Inc. in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

(h)	1,706,702 H shares (representing approximately 0.04% of the Company’s then total issued H shares) were held by J.P. Morgan Whitefriars Inc. in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Overseas Capital Corporation, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co.;

5.	Among the 3,479,454,299 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. also had, through controlled corporations, a short position in an aggregate of 3,345,064 H shares (representing approximately 0.08% of the Company’s then total issued H shares). Such short position of 3,345,064 H shares were held by J.P. Morgan Whitefriars (UK) in the capacity of beneficial owner, which in turn was 99.99% held by J.P. Morgan Whitefriars Inc., which in turn was 100% held by J.P. Morgan Overseas Capital Corporation, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co..

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 30 June 2013, among the 3,479,454,299 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

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CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

4.	Shareholdings of Directors, Supervisors, Chief Executives and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 30 June 2013 are as follows:

		Number of
		listed A shares	Capacity
		of the Company	in which the
		held – personal	A shares
Name	Position	interest	were held
Liu Shaoyong	Chairman	0
Ma Xulun	Vice Chairman	0
	President
Xu Zhao	Director	0
Gu Jiadan	Director	0
Li Yangmin	Director	3,960	Beneficial Owner
	Vice President	(Note 1)
Tang Bing	Director	0
	Vice President
Sandy Ke-Yaw Liu	Independent non-executive	0
	Director
Ji Weidong	Independent non-executive	0
	Director
Shao Ruiqing	Independent non-executive	0
	Director
Li Ruoshan	Independent non-executive	0
	Director
Yu Faming	Chairman of the Supervisory	0
	Committee
Xi Sheng	Supervisor	0
Ba Shengji	Supervisor	0
Yan Taisheng	Supervisor	0
Feng Jinxiong	Supervisor	0
Shu Mingjiang	Vice President	0
Wu Yongliang	Vice President	3,696	Beneficial Owner
	Chief Financial Officer	(Note 2)
Tian Liuwen	Vice President	0
Wang Jian	Board Secretary, Joint Company	0
	Secretary, Authorised
	Representative in Hong Kong

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Note 1:	representing approximately 0.000031% of the Company’s total issued shares as at 30 June 2013

Note 2:	representing approximately 0.000029% of the Company’s total issued shares as at 30 June 2013

H Shares Appreciation Rights

On 9 November 2012, the Company’s general meeting approved the “H Shares Appreciation Rights Scheme of China Eastern Airlines Company Limited” with an aim to provide medium to long term incentive to certain Directors, senior management, key technical and managerial personnel of the Company and promote the continuous development of the business of the Group.

As at 30 June 2013, the particulars of H shares appreciation rights granted to the Directors and senior management were as follows:

				The proportion of
			Number of shares	shares appreciation	The proportion of
			appreciation	rights granted	shares appreciation
			rights granted	to total issued	rights granted
			(Ten thousand	share capital of	to total issued
	Name	Position	shares)	the Company	H Shares
1	Liu Shaoyong	Chairman	100	0.0079%	0.0238%

2	Ma Xulun	Vice Chairman, President	100	0.0079%	0.0238%

3	Xu Zhao	Director	86	0.0068%	0.0205%

4	Gu Jiadan	Director	86	0.0068%	0.0205%

5	Li Yangmin	Director, Vice President	86	0.0068%	0.0205%

6	Tang Bing	Director, Vice President	86	0.0068%	0.0205%

7	Shu Mingjiang	Vice President	71	0.0056%	0.0169%

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CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

				The proportion of
			Number of shares	shares appreciation	The proportion of
			appreciation	rights granted	shares appreciation
			rights granted	to total issued	rights granted
			(Ten thousand	share capital of	to total issued
	Name	Position	shares)	the Company	H Shares
8	Wu Yongliang	Vice President, Chief Financial Officer	71	0.0056%	0.0169%

9	Tian Liuwen	Vice President	71	0.0056%	0.0169%

10	Wang Jian	Board secretary, Joint Company Secretary	57	0.0045%	0.0136%

Save as disclosed above, as at 30 June 2013, none of the Directors, chief executive, Supervisors or members of the Company’s senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to (i) be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO) ,or (ii) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or (iii) which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

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MANAGEMENT DISCUSSION AND ANALYSIS

5.	Purchase, sale or redemption of securities

During the six months ended 30 June 2013, neither the Company nor its subsidiaries purchased, sold or redeemed any of its issued securities (“securities” having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules) without taking into account any issue of new securities.

During the six months ended 30 June 2013, the Company has adopted a code of conduct on no less exacting terms than the Model Code set out in Appendix 10 of the Listing Rules regarding the securities transactions of the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the required standards of conduct as set forth in the Model Code and its code of conduct regarding Directors’ securities transactions.

6.	Corporate Governance Practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and is of the view that the Company’s corporate governance practices for the six months ended 30 June 2013 met the requirements under the code provisions in the Corporate Governance Code and Corporate Governance Report set out in the Listing Rules.

To further strengthen the awareness of compliance among the Directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, in January and June 2013, the Company invited experts from securities regulatory authorities and senior partners from renowned law firms to conduct seminars on the latest regulatory laws and regulations and relevant case studies in relation to securities. At the same time, in order to continue strengthening the comprehensive understanding of the Directors, supervisors and senior management of the Company on their respective duties and responsibilities, the Company has systematically reviewed the relevant rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company as promulgated by regulatory bodies including the China Securities Regulatory Commission, Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange in the past year. The Company has compiled the “Guidelines on Duties of the Directors, Supervisors and Senior Management of China Eastern Airlines Corporation Limited (2013)”, which is based on the “Guidelines on Duties of the Directors, Supervisors and Senior Management of China Eastern Airlines Corporation Limited” issued last year.

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CHINA EASTERN AIRLINES CORPORATION LIMITED

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7.	Material litigation and arbitration

The family members of the 32 victims in an aircraft accident who sued the Company in the U.S. and China (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, have reached a settlement with the Company and has applied to the Beijing Second Intermediate People’s Court and the U.S. District Court to withdraw their actions. On 31 May 2013, the Beijing Second Intermediate People’s Court accepted the withdrawal, and all the proceedings in China with respect to this case have been closed. On 9 July 2013, the Company’s trial counsel submitted an application for withdrawal to the U.S. District Court, which will hold a hearing on this application in the near term. The Company believes that the outcome of this litigation will not have a material adverse effect on the financial condition and operating performance of the Company.

For the period ended 30 June 2013, the Group was not involved in any material litigation or arbitration.

8.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed the accounting principles and methods adopted by the Group with Company’s management, and has discussed with the Board the relevant internal control and financial reporting issues, including a review of the unaudited interim financial statements for the six months ended 30 June 2013.

The Audit and Risk Management Committee does not have any differences in opinion on the accounting principles and methods adopted by the Group.

9.	Changes in personnel

The 2012 annual general meeting was held by the Company on 26 June 2013, during which the seventh session of the Board and the seventh session of the supervisory committee of the Company (“Supervisory Committee”) were elected. On the same day, the first ordinary meeting of the seventh session of the Board and the first meeting of the seventh session of the Supervisory Committee were also convened by the Company, during which the Chairman, Vice Chairman, President, Vice President, Chief Financial Officer, Board Secretary of the seventh session of the Board and the Chairman for the seventh session of the Supervisory Committee were elected.

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Cessation

Date of
Name	Cessation	Approval Organisation	Position

Luo Zhuping	26 June 2013	2012 annual general meeting	Director
Wu Xiaogen	26 June 2013	2012 annual general meeting	Independent Director
Liu Jiashun	26 June 2013	2012 annual general meeting	Supervisor

Appointment

Date of
Name	Appointment	Approval Organisation	Position

Liu Shaoyong	26 June 2013	2012 annual general meeting	Chairman
1st ordinary meeting of the seventh session of the Board
Ma Xulun	26 June 2013	2012 annual general meeting	Vice Chairman,
		1st ordinary meeting of the seventh session of the Board	President
Xu Zhao	26 June 2013	2012 annual general meeting	Director
Gu Jiadan	26 June 2013	2012 annual general meeting	Director
Li Yangmin	26 June 2013	2012 annual general meeting	Director, Vice President
1st ordinary meeting of the seventh session of the Board
Tang Bing	26 June 2013	2012 annual general meeting	Director, Vice President
1st ordinary meeting of the seventh session of the Board
Sandy Ke-Yaw	26 June 2013	2012 annual general meeting	Independent Director
Liu
Ji Weidong	26 June 2013	2012 annual general meeting	Independent Director
Shao Ruiqing	26 June 2013	2012 annual general meeting	Independent Director
Li Ruoshan	26 June 2013	2012 annual general meeting	Independent Director

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Date of
Name	Appointment	Approval Organisation	Position

Yu Faming	26 June 2013	2012 annual general meeting	Chairman of the
		1st meeting of the seventh session of the Supervisory Committee	Supervisory Committee
Xi Sheng	26 June 2013	2012 annual general meeting	Supervisor
Ba Shengji	26 June 2013	2012 annual general meeting	Supervisor
Yan Taisheng	26 June 2013	3rd group meeting in 2013 of the fifth session of the employee’s representatives conference	Supervisor
Feng Jinxiong	26 June 2013	3rd group meeting in 2013 of the fifth session of the employee’s representatives conference	Supervisor
Shu Mingjiang	26 June 2013	1st ordinary meeting of the seventh session of the Board	Vice President
Wu Yongliang	26 June 2013	1st ordinary meeting of the seventh session of the Board	Vice President, Chief Financial Officer
Tian Liuwen	26 June 2013	1st ordinary meeting of the seventh session of the Board	Vice President
Feng Liang	27 August 2013	2nd ordinary meeting of the seventh session of the Board	Vice President
Wang Jian	26 June 2013	1st ordinary meeting of the seventh session of the Board	Board Secretary, Joint Company
Secretary, Authorised
Representative in
Hong Kong
Ngai Wai Fung	26 June 2013	1st ordinary meeting of the seventh session of the Board	Joint Company Secretary

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10.	Miscellaneous

The Company would like to highlight the following information:

1.	On 10 January 2013, 上海航空國際旅 遊（集團 ）有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) (“Shanghai Tours”), a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with 東航旅業投資（集團）有限公司 (Eastern Air Tourism Investment Group Co., Ltd) (“Eastern Tourism”), a wholly-owned subsidiary of CEA Holding, pursuant to which Shanghai Tours agreed to purchase and Eastern Tourism agreed to sell the entire issued share capital in 上海東航國際旅行社有限 公司 (Shanghai Eastern Air International Travel Service Co., Ltd) (“Eastern Travel”) held by Eastern Tourism (the “Acquisition”). Upon completion of the Acquisition, Eastern Travel will become an indirect wholly-owned subsidiary of the Company. The Acquisition constitutes a connected transaction of the Company. For details, please refer to the announcement of the Company dated 10 January 2013 issued in Hong Kong.

2.	On 16 January 2013, the Company entered into a supplemental agreement with 東航 集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (“Eastern Air Finance Company”), to further regulate the balances of the Group’s deposits and loans with the Eastern Air Finance Company and its subsidiaries on the pre-condition that the agreed maximum daily balance of each of deposits and loans under the financial services agreement dated 15 October 2010 remain unchanged. For details, please refer to the announcement of the Company dated 16 January 2013 issued in Hong Kong.

3.	The first tranche of the corporate bonds issued by the Company are 10-year fixed interest rate bonds in the amount of RMB4.8 billion, with an issue price of RMB100 each and a coupon interest rate of 5.05%. The issuance was completed on 20 March 2013 and the bonds were listed on the Shanghai Stock Exchange on 22 April 2013. On 28 June 2013, Dagong International Credit Rating Co., Ltd., a credit rating agency, evaluated this tranche of corporate bonds and issued a credit rating report. For details, please refer to the announcements of the Company issued in Hong Kong dated 20 March 2013, 18 April 2013 and 28 June 2013.

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CHINA EASTERN AIRLINES CORPORATION LIMITED

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4.	On 5 June 2013, Eastern Air Overseas (Hong Kong) Corporation Limited (“Eastern Air Overseas”), a wholly-owned subsidiary of the Company, Jetstar International Group Holding Co. Limited (“Jetstar International”), a wholly-owned subsidiary of Qantas, Shun Tak Investor, a wholly owned Hong Kong-based subsidiary of Shun Tak Holdings Limited and Jetstar Hong Kong entered into a restated and amended shareholders’ agreement, pursuant to which Shun Tak Investor will become a new strategic shareholder of Jetstar Hong Kong, subject to the completion of necessary filings with the relevant authorities in the PRC, and will hold one-third of the total issued share capital of Jetstar Hong Kong. For details, please refer to the announcement of the Company dated 5 June 2013 issued in Hong Kong.

5.	The non-public issuance of 698,865,000 new A shares by the Company to CEA Holding (the controlling shareholder of the Company) and its wholly-owned subsidiary was completed on 17 April 2013 (the “Non-public Issuance of A Shares”). The non-public issuance of 698,865,000 new H shares by the Company to a wholly-owned subsidiary of CEA Holding (the controlling shareholder of the Company) was completed on 21 June 2013 (the “Non-public Issuance of H Shares”). For details, please refer to the announcements of the Company dated 17 April 2013 and 21 June 2013 issued in Hong Kong.

6.	On 29 May 2013, Eastern Air Overseas, a wholly-owned subsidiary of the Company, issued RMB2.2 billion guaranteed bonds with an interest rate of 3.875% due 2016 to professional investors in Hong Kong. Such bonds are listed on the Hong Kong Stock Exchange. The Company has provided a guarantee in connection with this bond issue. For details, please refer to the announcements of the Company dated 24 May 2013, 30 May 2013 and 5 June 2013 issued in Hong Kong.

7.	On 7 June 2013, the Company has completed the issuance of 2013 first tranche of super- short-term commercial paper in the issuance amount of RMB4 billion, with a maturity of 270 days. The nominal value of the commercial papers was RMB100 per unit and the interest rate was 3.95%. For details, please refer to the announcement of the Company dated 7 June 2013 issued in Hong Kong.

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8.	On 10 June 2013, the Company redeemed the 2012 first tranche of RMB4 billion 4.1% super-short-term commercial paper, which was issued on 13 September 2012. The commercial papers had a maturity of 270 days at a nominal value of RMB100 per unit. For details, please refer to the announcements of the Company dated 13 September 2012 and 13 June 2013 issued in Hong Kong.

9.	On 26 June 2013, the 2012 annual general meeting of the Company considered and approved that (1) Ernst & Young Hua Ming LLP and Ernst & Young be appointed as the Company’s domestic and international auditors respectively, for 2013; and (2) Ernst & Young Hua Ming LLP be appointed as the Company’s auditors for internal control for 2013, both of which came into effect at the conclusion of the 2012 annual general meeting. For details, please refer to the announcements of the Company dated 26 March 2013 and 26 June 2013 issued in Hong Kong.

10.	On 26 June 2013, the 2012 annual general meeting of the Company considered and approved the proposal to expand the business scope of the Company and amendments to the articles of association of the Company (the “Articles of Association”). On the same date, the Chairman of the Company made corresponding amendments to the Articles of Association pursuant to the authority granted at the 2012 first extraordinary general meeting, which was based on the results of Non-public Issuance of A Shares and Non- public Issuance of H Shares. All amendments became effective on 26 June 2013. For details, please refer to the announcements of the Company dated 26 April 2013 and 26 June 2013 issued in Hong Kong.

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CHINA EASTERN AIRLINES CORPORATION LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

11.	The annual caps for the continuing connected transactions of the Company, which was approved by the Board and the annual general meeting of the Company, as well as their actual amounts incurred up to 30 June 2013, are set forth as follows:

		Unit: RMB’000

	Actually	The approved
	incurred up to	2013 annual
Category	30 June 2013	caps
Property leasing	28,752	114,900
Financial services (balance of deposit)	522,771	4,000,000
Import and export agency services	51,278	118,000
Catering services	430,425	1,160,000
Sales agency services (agency fees)	4,634	115,200
Production and maintenance services	68,824	148,780
Advertising agency services	2,881	56,000
Media resources operation services	–	60,000

By order of the Board
China Eastern Airlines Corporation Limited
Liu Shaoyong
Chairman

Shanghai, PRC
30 August 2013

As at the date of this report, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)

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